Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
                     Registration Statement No. 333-225544
July 16, 2019

News Release

Athene Launches its First Registered Index-Linked Annuity with Athene® Amplify
Latest Annuity from Athene Aims to Help Remaster Investing for Retirement
West Des Moines, Iowa – July 16, 2019 – Athene USA (“Athene”), a leading provider of retirement savings products, announced the launch of Athene® Amplify, a registered index-linked annuity (RILA) with design features that set it apart in a fast-growing product category. Athene® Amplify is issued by Athene Annuity and Life Company (“AAIA”), a subsidiary of Athene.
The new Athene® Amplify annuity complements the overall Athene suite of retirement solutions, and was designed to meet the needs of customers looking to round out their portfolios with an annuity that offers greater asset accumulation potential with a level of protection from market risk that other investment products may not provide.
“Athene Amplify, our first registered index-linked annuity, is designed to become a preferred accumulation solution for investors seeking more participation in market gains while managing their downside risks,” said Grant Kvalheim, CEO and President of Athene USA. “Amplify is a versatile vehicle for asset accumulation that allows consumers to remaster investing on their own terms. It’s a natural addition to our Athene family of fixed and fixed indexed annuity solutions and reflects our commitment to satisfy evolving consumer needs as they plan for retirement.”
RILAs, also called registered index-linked variable annuities, buffered annuities or structured annuities, are often described as a cross between fixed indexed annuities and variable annuities.
Like fixed indexed annuities, a RILA provides the opportunity for growth based on the performance of a stock market index, but is not a stock market investment and does not directly participate in any stock or equity investments. RILAs differ from fixed indexed annuities in that investors are eligible for a higher cap on the upside potential but do assume responsibility for a portion of any index decline. RILAs are quickly gaining in popularity, with sales up 20% in 2018 and up six-fold since 2014, according to LIMRA.

Athene® Amplify differentiates itself in the RILA space by the variety of options it gives investors seeking to accumulate assets and manage risk in volatile markets:

•	Offers both Buffer (protection down to a specified percentage of index decline) and Floor (protection below a specified percentage) Segment Options.

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Provides increased flexibility with 1, 2 and 6-year Segment Term Periods and a choice of three available indices[1]. Positive Segment Credits are subject to a Cap Rate and Participation Rate declared by Athene at the beginning of each Segment Term Period.[2]

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Amplify also gives investors an opportunity to diversify their risk and growth potential with a unique Performance Blend Segment Option, in which the index change used to determine Segment Credits is based on a weighted average return of all three indices at the end of a 6-year Segment Term Period.

For more information on Athene® Amplify, including current indicative rates, please visit athene.com/amplify-rates.
AAIA has filed a registration statement (including a Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents AAIA has filed with the SEC for more complete information about AAIA and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, AAIA or Athene Securities, LLC will arrange to send you the prospectus if you request it by calling toll-free 1-888-266-8489.
The prospectus, dated May 1, 2019, may be found here and the supplement, dated June 19, 2019 may be found here.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Athene USA
Athene USA is an Iowa-domiciled corporation that serves as the U.S. holding company for Athene’s annuity operations in the United States. Headquartered in West Des Moines, Iowa, Athene USA serves customers in all 50 states, and through its predecessor companies, has been serving American consumers for more than 100 years.

1A 0.95% annual Segment Fee will be deducted from your annuity’s Segment Value daily and may result in the loss of principal. The Segment Fee is set at issue and guaranteed not to change for the life of the contract. This fee does not apply to values in the Fixed Segment Option.
2Positive Segment Credits are subject to a Cap Rate and Participation Rate. These limitations are declared by AAIA before the beginning of each Segment Term Period. All Segment Credits, including those with a guaranteed rate of interest, are paid by AAIA and are subject to its claims paying ability.

Important Information About this Product
This material contains highlights only. Any discussion of this product must be preceded or accompanied by a Prospectus which provides more detailed product information including all charges or limitations as well as definitions of capitalized terms.
Registered index-linked annuities have a risk of substantial loss of principal and related earnings. They are designed to be a long-term investment product used to help provide income for retirement and are not suitable as a short-term investment.
Registered index-linked annuities are not stock market investments and do not directly participate in any stock or equity investments. Market indices may not include dividends paid on the underlying stocks, and therefore may not reflect the total return of the underlying stocks; neither a market index nor any registered index-linked annuity is comparable to a direct investment in the equity markets.
Registered index-linked annuities can only be marketed and sold by securities licensed financial professionals. Any discussion of this product must be preceded or accompanied by a Prospectus which provides more detailed product information, including all charges or limitations as well as definitions of capitalized terms.
Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½, may be subject to a 10% federal income tax penalty. Withdrawals are not credited with index interest in the year they are taken. Withdrawals in excess of the free amount are subject to a Withdrawal Charge, Interim Value Adjustment and Market Value Adjustment which may result in the loss of principal. Athene® Amplify [RIA I (05/19)] or state variation is issued by Athene Annuity and Life Company, West Des Moines, IA, and distributed by its affiliate Athene Securities, LLC, West Des Moines, IA, member FINRA/SIPC, a registered broker-dealer. Product features, limitations and availability vary; see the Prospectus for details. Product not available in all states.
This material is a general description intended for general public use. Athene Annuity and Life Company (61689), headquartered in West Des Moines, IA, and issuing annuities in 49 states (including MA) and D.C., is not undertaking to provide investment advice for any individual or in any individual situation, and therefore nothing in this should be read as investment advice. Please reach out to your insurance professional if you have any questions about Athene products or their features.
ATHENE ANNUITIES ARE PRODUCTS OF THE INSURANCE INDUSTRY AND NOT GUARANTEED BY ANY BANK NOR INSURED BY FDIC OR NCUA/NCUSIF. MAY LOSE VALUE. NO BANK/CREDIT UNION GUARANTEE. NOT A DEPOSIT. NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY. MAY ONLY BE OFFERED BY A LICENSED INSURANCE AGENT.
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Contacts:

Media Erika Schrader +1 441 279 8535 +1 515 342 3933 eschrader@athene.com	Investors Noah Gunn +1 441 279 8534 +1 646 768 7309 ngunn@athene.com